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                              N E W S R E L E A S E


Contact: Paul Wood
Unilever United States, Inc.
390 Park Avenue
New York, NY  10022
(212) 418-8806                                     FOR RELEASE AT 8:00 A.M.(EDT)



                UNILEVER COMPLETES SALE OF DIVERSEYLEVER BUSINESS
                           TO JOHNSON WAX PROFESSIONAL

New York, NY -- May 6, 2002 -- Unilever [NYSE: UN, UL] today announced the completion of the sale of its DiverseyLever institutional and industrial cleaning business to Johnson Wax Professional. The transaction is valued at $1,558 million.

Unilever has received $1,019 million in cash. The balance is made up of a loan note and a one-third equity stake in the combined business, in line with the terms of the Agreement announced on November 20, 2001. The transaction value represents a multiple of 1.1 times 2001 sales and a multiple of 8.4 times 2001 EBITDA.

Under the terms of the Agreement, Johnson Wax Professional has management control of the combined business, which will be called JohnsonDiversey. The Agreement provides for Unilever's exit from the combined business after five years.

The sale of DiverseyLever is fully in line with Unilever's Path to Growth strategy which targets sustained sales growth of 5-6% per annum and an improvement in operating margin beia to over 16% by 2004. A cornerstone of this strategy is a greater focus of resource on leading brands.

                                      -o0o-

UNILEVER BACKGROUND: Unilever is one of the world's largest consumer products companies with annual sales of approximately $49 billion in 2001. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 279,000 people.

In the United States, Unilever sales were approximately $11 billion in 2001. It employs some 28,000 people and has 80 offices and manufacturing sites in 26 states.

The business comprises:

FOODS: Lipton teas, recipe products and side dishes; Wish-Bone salad dressings; Lawry's seasonings; Country Crock and "I Can't Believe It's Not Butter!" spreads; Ragu pasta sauces; Knorr soups, sauces and bouillons; Hellmann's mayonnaise; Skippy peanut butter; Bertolli olive oil; Good Humor-Breyers and Ben & Jerry's ice cream; and Slim-Fast nutritional and health snack products.

HOME AND PERSONAL CARE: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergents; Lever 2000, Caress, Dove, Degree, Pond's and Vaseline skin care, deodorant and soap products; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, Suave and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.